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VF 3-22-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denis McAuley III 412 / 288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 01 2005 WASH., D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

Notarial Seal
Susan B. Hill, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 10, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2004
with Report and Supplementary Report of Independent Registered Public Accounting Firm

FEDERATED SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2004
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	4,822
Receivable from affiliates, net		1,064
Accounts receivable		10,786
Accrued revenues		262
Prepaid expenses		501
Goodwill		1,831
Property and equipment, net		793
Current deferred tax asset		139
Other assets		140
Total assets	$	20,338
Liabilities:		
Accrued expenses	$	4,743
Accounts payable		23
Income taxes payable		124
Other current liabilities		36
Long-term deferred tax liability		198
Total liabilities		5,124
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		1,125
Total shareholder's equity		15,214
Total liabilities and shareholder's equity	$	20,338

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

Revenue:	
Service fees, net	$ 46,868
Commission income	5,339
Other income	101
Total revenue	52,308
Operating Expenses:	
Marketing and distribution	57,465
Compensation and related	31,974
Advertising and promotional	12,643
Travel and related	8,296
Systems and communication	3,337
Professional service fees	2,543
Office and occupancy	2,391
Other	2,781
Expense reimbursement, net of charge, from affiliated companies	(70,358)
Total operating expenses	51,072
Operating income	1,236
Nonoperating Income (Expense):	
Interest and dividends	64
Other nonoperating expense	(8)
Total nonoperating income, net	56
Income before income taxes	1,292
Income tax provision	535
Net income	$ 757

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2004	$ 17	$ 14,072	$ 368	$ 14,457
Net income	0	0	757	757
Balance at December 31, 2004	$ 17	$ 14,072	$ 1,125	$ 15,214

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

Operating Activities:		
Net income	$	757
Adjustments to reconcile net income to net cash provided by operating activites:		
Depreciation		297
Loss on disposal of assets		7
Deferred income tax benefit		(107)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(2,490)
Decrease in prepaid expenses and other assets		272
Increase in accrued revenues		(28)
Increase in income taxes payable		25
Increase in accounts payable and accrued expenses		1,253
Increase in other current liabilities		14
Net cash provided by operating activities		0
Net increase in cash and cash equivalents		0
Cash and cash equivalents, beginning of year		4,822
Cash and cash equivalents, end of year	$	4,822

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

Balance at January 1, 2004	$	0
Additions and/or reductions		0
Balance at December 31, 2004	$	0

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and/or administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include an investment in a money market fund that is managed by another affiliate of Federated. This investment may be liquidated upon demand.

(d) Property and Equipment

Property and equipment are depreciated over their estimated useful lives ranging from two to 14 years using the straight-line method. All additions are recorded at cost. Leasehold improvements are depreciated using the straight-line method over their estimated useful lives, or their respective lease terms, whichever is shorter.

The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. Should there be an indication of an impairment in the value of an asset, the Company compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined using discounted cash flows.

(e) Goodwill

The Company applies the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized but rather reviewed for impairment. This statement requires that goodwill be tested at least annually for impairment or when indicators of potential impairment exist using a two-step process that begins with an estimation of the fair value of a reporting unit. This first step is a screen for potential impairment, and if impairment has occurred, the second step measures the amount of impairment. Management has concluded that goodwill is not impaired as of December 31, 2004.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Revenue Recognition

The Company is registered as a broker/dealer and generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised and/or administered by affiliated companies. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for services for competitive reasons or to meet regulatory requirements. Service fees are shown net of these waivers.

(g) Reporting on Advertising

The Company expenses the cost of all advertising as incurred. Advertising expense was approximately $262,000 for the year ended December 31, 2004.

(h) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its Federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate or combined company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i) Disclosures of Fair Value

Carrying amounts approximate fair value for the following financial instruments due to their short maturities: Cash and cash equivalents, Accounts receivable, Accrued revenues, Accounts payable and Accrued expenses. Receivable from affiliates, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004:

	(in thousands)
Software development	$ 745
Computer equipment	504
Office furniture and equipment	353
Leasehold improvements	221
	1,823
Accumulated depreciation	(1,030)
Property and equipment, net	$ 793

Depreciation expense was approximately $297,000 for the year ended December 31, 2004.

(6) LEASES

The Company has various operating lease agreements involving vehicles. These leases are noncancelable and expire on various dates through the year 2009.

The following schedule approximates by year future minimum lease payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004:

(in thousands)		
2005	$	783
2006		633
2007		393
2008		138
2009		6
2010 and thereafter		0
Total minimum lease payments	$	1,953

Rental expenses were approximately $976,000 for the year ended December 31, 2004.

(7) INCOME TAXES

Income tax expense for the year ended December 31, 2004, consisted of the following:

(in thousands)	Current Expense	Deferred Benefit	Total
Federal	$515	$(107)	$408
State	127	-	127
Total	$642	$(107)	$535

The temporary difference creating the deferred tax liability of approximately $198,000 at December 31, 2004, is primarily attributable to capitalized software development costs.

The temporary difference creating the deferred tax asset of approximately $139,000 at December 31, 2004, is attributable to certain expense accruals.

The Company's effective tax rate for the year ended December 31, 2004, was 41.4%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes. All tax-related balances due to or from affiliates are included in Receivable from affiliates, net.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $6.0 million, which was $5.6 million in excess of its required capital of approximately $0.4 million.

(3) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, the Company's revenue, and certain expenses, including marketing and distribution, compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and credited or charged to the Company. Expenses allocated to the Company amounted to $5.1 million for the year ended December 31, 2004, for expenses incurred by other subsidiaries of Federated on behalf of the Company.

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $75.4 million were accrued and recorded as expense reimbursements from affiliated companies in the Statement of Income. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions are not reflected in the Company's financial statements and have been recognized by other affiliated entities.

The Company sells to an indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges ("CDSCs") relating to Class B shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. Accordingly, the affiliated company advances all of the related advanced sales commissions and as a result, these commissions, revenues, and CDSCs are not reflected on the Company's financial statements. Commissions advanced by the affiliated company on behalf of the Company in 2004 were $40.7 million. No gain or loss was recorded by the Company as result of these sales.

The "Receivable from affiliates, net" includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, offset by intercompany payables related to the above mentioned transfer agreement and expenses paid by an affiliate of Federated on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by other affiliates of Federated.

(4) GUARANTEES

As of December 31, 2004, the Company's parent, Federated, was able to borrow up to $150.0 million under the provisions of the Second Amended and Restated Credit Agreement as amended (the Credit Facility), the term of which expired in January 2005. At December 31, 2004, the outstanding balance under the Credit Facility was zero. On January 14, 2005, Federated renewed the Credit Facility for an additional 364-day term, however, the Company no longer guarantees any obligation of Federated that arises pursuant to the Credit Facility.

(5) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a maximum rate of 1% to 25% of their annual compensation, subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferred contributions. Contributions to the plan charged to the Company by Federated were approximately $773,000 for the year ended December 31, 2004. Upon completion of two years of service, 20% of the employer's contribution included in a participant's account will vest and 20% will vest each year of the subsequent four years of service.

(9) MAJOR CUSTOMERS

The Company derived substantially all of its revenue from Federated-sponsored funds. One Federated-sponsored fund contributed 28% of the Company's revenues for the year ending December 31, 2004.

(10) COMMITMENTS AND CONTINGENCIES

As previously reported, since September 2003 Federated, the Parent, has conducted an internal review into certain mutual fund trading activities in response to requests for information from the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD) and New York State Attorney General. Federated subsequently received inquiries relating to such trading activities from the U.S. Attorneys Offices for the Western District of Pennsylvania and the Southern District of New York, the Commodity Futures Trading Commission, the Securities Commissioner and the Attorney General of West Virginia, and the Connecticut Banking Commission. Attorneys from the law firms of Reed Smith LLP and Davis, Polk & Wardwell are conducting the review at the direction of a special investigative committee of Federated's board of directors. The special investigative committee is currently comprised of the board as a whole. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds.

In February 2004, the Company announced that the special investigative committee of the Board of Directors had substantially completed its assessment of the impact of past mutual fund trading issues. Based upon the findings of the internal review and of an independent expert retained by the Federated mutual funds, Federated paid restoration of approximately $8.0 million ($7.6 of which was recorded in 2003) to compensate for the detrimental impact from the improper trading activities identified in the review. Federated has substantially completed the review of information relating to trading activities. Federated announced on January 24, 2005 that it was in settlement discussions with the SEC and New York State Attorney General. The settlement, which may include penalties, restoration, and possible future investment advisory fee reductions, will have a material impact on the consolidated financial statements of Federated.

Since October 2003, Federated Investors, Inc. and related entities (collectively, the "Federated Defendants") have been named as defendants in twenty-one cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excess fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The six excessive fee cases were originally filed in four different federal courts and one state court. Four of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The fifth federal case is pending in the Western District of Tennessee, but on September 23, 2004, Federated moved to transfer that case to the Western District of Pennsylvania. A state court case was voluntarily dismissed by the plaintiff without prejudice.

In addition to the market timing and excessive fee litigation, certain Federated entities have recently been named defendants in a new class action filed in the U.S District Court for the Eastern District of Pennsylvania. Plaintiffs in this case claim that Federated has failed to ensure that the Federated Funds participated in class action settlements for which they were eligible.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated intends to defend this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It

(10) COMMITMENTS AND CONTINGENCIES, continued

is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations or liquidity in the period in which the effect becomes reasonably estimable.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These claims are subject to inherent uncertainties. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination for any pending or threatened other claim will materially affect the financial position, results of operations or liquidity of Federated.

Supplemental Information

FEDERATED SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2004

(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	15,214
Deductions and/or charges:				
Nonallowable assets	$	8,946		
Other deductions		209		
Haircut on securities owned		97		9,252
Net capital			$	5,962
Aggregate indebtedness			$	5,124
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	341
Excess net capital			$	5,621
Ratio of aggregate indebtedness to net capital				0.86 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing.

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Federated Securities Corporation

We have audited the accompanying balance sheet of Federated Securities Corporation (the Company) as of December 31, 2004, and the related statement of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2005

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors of
Federated Securities Corporation

In planning and performing our audit of the financial statements of Federated Securities Corp. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2005

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-015561 NASD DEC

FEDERATED SECURITIES CORP
ATTN: MARY LOU RIEGEL
FEDERATED INVESTORS TOWER-FLR 12
1001 LIBERTY AVENUE
PITTSBURGH, PA 15222-3779

Form SIPC-4 FY 2005

(17-REV. 12/04)

ASSESSMENT - FY 2005	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	$150.00

x Mary Lou Riegel, Compliance Mgr 1/26/05
Authorized Signature/Title Date
Compliance Manager

Securities Investor Protection Corporation
PO BOX 92185
Washington, DC 20090-2185

⑈0000004⑈ ⑆00001556⑆ 0000 2005⑈

Form SIPC-4 FY 2005

8-015561 NASD DEC

FEDERATED SECURITIES CORP
ATTN: MARY LOU RIEGEL
FEDERATED INVESTORS TOWER-FLR 12
1001 LIBERTY AVENUE
PITTSBURGH, PA 15222-3779

ASSESSMENT - FY 2005	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	$150.00

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2005, no later than January 30, 2005. Persons who become SIPC members after January 1, 2005 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2005 or any portion thereof is $150.00.

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name	Doing Business As (d/b/a)
Business Address	Mailing Address
Business Address continued	Mailing Address continued
Business City/State/Zip	Mailing City/State/Zip
Phone Number	Alternate Phone Number
Fax Number	Primary Contact
E-Mail Address	

Account Summary

Reference	*Date*	*Description*	*Amount*
2597	1/1/2004	Assessment - S4-2004	150.00
11373	1/21/2004	Payment Applied	(150.00)
18106	1/1/2005	Assessment - S4-2005	150.00